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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            BREED TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    106702103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              JOHNNIE CORDELL BREED
                          C/O BREED TECHNOLOGIES, INC.
                             5300 OLD TAMPA HIGHWAY
                             LAKELAND, FLORIDA 33811
                                 (813) 248-6000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                DECEMBER 13, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. |_|

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     - The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.         106702103
--------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          J. Breed, Ltd.

--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)            [x]
          (b)            [ ]

--------------------------------------------------------------------------------

     3.   SEC Use Only
--------------------------------------------------------------------------------

     4.   Source of Funds (See Instructions)      $2,967,213(1)
--------------------------------------------------------------------------------

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization
          J. Breed, Ltd. is organized as a Nevada limited partnership.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Number of      7.       Sole Voting Power                  16,955,500
 Shares        -----------------------------------------------------------------
Beneficially
Owned by       8.       Shared Voting Power                         0
 Each          -----------------------------------------------------------------
Reporting
 Person        9.       Sole Dispositive Power             16,955,500
 With          -----------------------------------------------------------------

               10.      Shared Dispositive Power                    0
--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          16,955,500
--------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
--------------------------------------------------------------------------------

     13.  Percent of Class Represented by Amount in Row (11)     46.0%(2)
--------------------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions)
          J. Breed, Ltd. is classified as PN
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------



--------------------------------

(1) J. Breed Ltd., an indirectly wholly owned partnership of Johnnie Cordell Breed, acquired 8,477,750 shares from A. Breed, Ltd., an indirectly wholly owned partnership of Allen K. Breed, upon the death of Mr. Breed. The consideration was paid from existing funds of J. Breed Ltd.
(2) In reliance upon Rule 13d-l(j), all percentages have been calculated based on the number of shares of Common Stock of Breed Technologies, Inc. (the "Issuer") listed as outstanding on February 15, 1999, as reported in the Issuer's most recently filed quarterly report which was filed with the Commission on May 17, 1999 with respect to the Issuer's quarter ended March 31, 1999.

CUSIP No.         106702103
--------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Johnnie Cordell Breed (###-##-####)
--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)            [x]
          (b)            [ ]

--------------------------------------------------------------------------------

     3.   SEC Use Only
--------------------------------------------------------------------------------

     4.   Source of Funds (See Instructions)
--------------------------------------------------------------------------------

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization
          Ms. Breed is a citizen of the United States.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Number of      7.       Sole Voting Power                  16,955,500
 Shares        -----------------------------------------------------------------
Beneficially
Owned by       8.       Shared Voting Power                   109,200
 Each          -----------------------------------------------------------------
Reporting
 Person        9.       Sole Dispositive Power             16,955,500
 With          -----------------------------------------------------------------

               10.      Shared Dispositive Power              109,200
--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          17,064,700
--------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
--------------------------------------------------------------------------------

     13.  Percent of Class Represented by Amount in Row (11)     46.3%
--------------------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions)
          Ms. Breed is classified as IN
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

CUSIP No.         106702103
--------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          A. Breed, Ltd.
--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)            [x]
          (b)            [ ]

--------------------------------------------------------------------------------

     3.   SEC Use Only
--------------------------------------------------------------------------------

     4.   Source of Funds (See Instructions)
--------------------------------------------------------------------------------

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization
          A. Breed Ltd. is organized as a Nevada limited partnership.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Number of      7.       Sole Voting Power                           0
 Shares        -----------------------------------------------------------------
Beneficially
Owned by       8.       Shared Voting Power                         0
 Each          -----------------------------------------------------------------
Reporting
 Person        9.       Sole Dispositive Power                      0
 With          -----------------------------------------------------------------

               10.      Shared Dispositive Power                    0
--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person     0
--------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
--------------------------------------------------------------------------------

     13.  Percent of Class Represented by Amount in Row (11)          0%
--------------------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions)
          A. Breed Ltd. is classified as PN
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

CUSIP No.         106702103
--------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Alan K. Breed (###-##-####)
--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)            [x]
          (b)            [ ]

--------------------------------------------------------------------------------

     3.   SEC Use Only
--------------------------------------------------------------------------------

     4.   Source of Funds (See Instructions)
--------------------------------------------------------------------------------

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization
          Mr. Breed was a citizen of the United States.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Number of      7.       Sole Voting Power                           0
 Shares        -----------------------------------------------------------------
Beneficially
Owned by       8.       Shared Voting Power                         0
 Each          -----------------------------------------------------------------
Reporting
 Person        9.       Sole Dispositive Power                      0
 With          -----------------------------------------------------------------

               10.      Shared Dispositive Power                    0
--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person     0
--------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
--------------------------------------------------------------------------------

     13.  Percent of Class Represented by Amount in Row (11)          0%
--------------------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions)
          Mr. Breed was classified as IN
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

CUSIP No.         106702103
--------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Johnnie Breed, Inc.
--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)            [x]
          (b)            [ ]

--------------------------------------------------------------------------------

     3.   SEC Use Only
--------------------------------------------------------------------------------

     4.   Source of Funds (See Instructions)
--------------------------------------------------------------------------------

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization
          Johnnie Breed, Inc. is organized as a Nevada corporation.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Number of      7.       Sole Voting Power                  16,955,500
 Shares        -----------------------------------------------------------------
Beneficially
Owned by       8.       Shared Voting Power                         0
 Each          -----------------------------------------------------------------
Reporting
 Person        9.       Sole Dispositive Power             16,955,500
 With          -----------------------------------------------------------------

               10.      Shared Dispositive Power                    0
--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          16,955,500
--------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
--------------------------------------------------------------------------------

     13.  Percent of Class Represented by Amount in Row (11)          46.0%
--------------------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions)
          Johnnie Breed, Inc. is classified as CO
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

     The class of equity securities to which this statement relates to the Common Stock, $.01 par value (the "Shares"), of Breed Technologies, Inc. ("Issuer"), a Delaware corporation, whose principal executive offices are located at 5300 Old Tampa Highway, Lakeland, Florida 33811.

ITEM 2. IDENTITY AND BACKGROUND

A. BREED, LTD.:

(a) The name of this reporting person is A. Breed, Ltd. (the "AB Partnership"). The general partner of the AB Partnership is Allen Breed, Inc., of which Allen K. Breed was the sole executive officer and director;

(b)  The address of the AB Partnership is 5795 Lamb Blvd., Las Vegas, NV 89120;

(c) The AB Partnership is a limited partnership which was formed to promote the efficient and economical management of the assets thereof. The address at which the AB Partnership performs such functions is as listed in (b) above;

(d) The AB Partnership has not been convicted in a criminal proceeding during the last five years;

(e) During the last five years, the AB Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

(f) The AB Partnership is a limited partnership organized in the State of Nevada.

J. BREED LTD.:

(a) The name of this reporting person is J. Breed, Ltd. (the "JB Partnership"). The general partner of the JB Partnership is Johnnie Breed, Inc. for which Johnnie Cordell Breed is the sole executive officer and director. The limited partner is the Johnnie Eileen Cordell Breed Revocable Trust, for which Ms. Breed is the sole trustee and beneficiary;

(b)  The address of the JB Partnership is 5795 Lamb Blvd., Las Vegas, NV 89120;

(c) The JB Partnership is a limited partnership which was formed to promote the efficient and economical management of the assets thereof. The address at which the JB Partnership performs such functions is as listed in (b) above;

(d) The JB Partnership has not been convicted in a criminal proceeding during the last five years;

(e) During the last five years, the JB Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

(f) The JB Partnership is a limited partnership organized in the State of Nevada.

ALLEN BREED, INC.:

(a) The name of this reporting person is Allen Breed, Inc., the general partner of the AB Partnership (the "AB General Partner");

(b) The business address of the AB General Partner is 5795 Lamb Blvd., Las Vegas, NV 89120;

(c) The principle business of the AB General Partner is to manage the affairs of the limited partnership. The address at which the AB General Partner conducts its business is as stated in (b) above;

(d) The AB General Partner has not been convicted in a criminal proceeding during the last five years;

(e) During the last five years, the AB General Partner has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

(f) The AB General Partner is a corporation organized under the laws of the State of Nevada.

JOHNNIE BREED, INC.:

(a) The name of this reporting person is Johnnie Breed, Inc., the general partner of the JB Partnership (the "JB General Partner");

(b) The business address of the JB General Partner is 5795 Lamb Blvd., Las Vegas, NV 89120;

(c) The principle business of the JB General Partner is to manage the affairs of the limited partnership. The sole executive officer and director of the JB General Partner is Johnnie Cordell Breed. The address at which the JB General Partner conducts its business is as stated in (b) above;

(d) The JB General Partner has not been convicted in a criminal proceeding during the last five years;

(e) During the last five years, the JB General Partner has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

(f) The JB General Partner is a corporation organized under the laws of the State of Nevada.

ALLEN K. BREED:

(a) The name of this reporting person is Allen K. Breed ("Mr. Breed"). Mr. Breed was an individual who, prior to his death on December 13, 1999, influenced the control over the AB Partnership and the AB General Partner;

(b) Mr. Breed's business address was Breed Technologies, Inc., 5300 Old Tampa Highway, Lakeland, Florida 33811;

(c) Mr. Breed was Chairman Emeritus of the Issuer, a manufacturer of automotive airbag track sensors and airbag systems. Mr. Breed was the husband of Johnnie Cordell Breed. The Issuer's principal address is 5300 Old Tampa Highway, Lakeland, Florida 33811;

(d) Mr. Breed was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years;

(e) During the last five years of his life, Mr. Breed was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

(f)  Mr. Breed was a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Upon Mr. Breed's death, on December 13, 1999, the JB Partnership acquired from the AB Partnership all 8,477,750 shares then owned by the AB Partnership for an aggregate purchase price of $2,967,213. The consideration was paid from existing funds of the JB Partnership.

ITEM 4. PURPOSE OF TRANSACTION

     The transfer of shares from the AB Partnership to the JB Partnership was made in connection with certain financial and estate planning matters for Mr. and Ms. Breed in connection with Mr. Breed's death.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The following information is based on a total of 36,849,160 shares outstanding as of February 15, 1999 (See Footnote 2).

(a) (i) The JB Partnership is the holder of record of 16,955,500, or 46.0% of the outstanding shares of the Issuer (the "Partnership Shares"); (ii) as the sole general partner of the JB Partnership, Johnnie Breed, Inc. may be deemed to have beneficial ownership of the Partnership Shares; and (iii) Johnnie Cordell Breed, as the sole officer and director of Johnnie Breed, Inc., may be deemed to have beneficial ownership of the Partnership Shares and may also be deemed to have beneficial ownership of an additional 109,200 shares (the "Trust Shares") held of record by a trust of which she is a co-trustee, and, therefore, Ms. Breed may be deemed to have beneficial ownership of an aggregate of 17,064,700 shares, or 46.3% of the outstanding shares of the Issuer.

(b) The JB Partnership, Johnnie Breed, Inc. and Johnnie Cordell Breed may be deemed to have sole voting and sole dispositive power over the Partnership Shares and Johnnie Cordell Breed may be deemed to share voting and dispositive power over the Trust Shares.

(c) Upon Mr. Breed's death, on December 13, 1999, the JB Partnership acquired from the AB Partnership all 8,477,750 shares then owned by the AB Partnership at a per share price of $0.35.

(d) No person, other than those reported herein, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Partnership. Co-trustees may be deemed to share the power to direct the receipt of dividends from, or proceeds from the sale of, the Trust Shares.

(e) Each of the AB Partnership, Allen Breed, Inc. and Allen K. Breed ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on December 13, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.


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


                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: March 17, 2000

                                        J. BREED, LTD.

                                        By: JOHNNIE BREED, INC.
                                        Its: GENERAL PARTNER

                                        By: /s/ Johnnie Cordell Breed
                                           -------------------------------------
                                             Johnnie Cordell Breed
                                        Its: Sole Director and Sole Executive
                                             Officer

                                        JOHNNIE BREED, INC.

                                        By: /s/ Johnnie Cordell Breed
                                           -------------------------------------
                                             Johnnie Cordell Breed
                                        Its: Sole Director and Sole Executive
                                             Officer

                                        /s/ Johnnie Cordell Breed
                                        ----------------------------------------
                                        Johnnie Cordell Breed (Individually)

                                        A. BREED, LTD
                                        BY: ALLEN BREED, INC.

                                        By: /s/ Terry Cordell
                                           -------------------------------------
                                             Terry Cordell
                                        Its: Sole Director and Sole Executive
                                             Officer

                                        ALLEN K. BREED

                                        By: /s/ Daniel Edelman
                                            ------------------------------------
                                             Daniel Edelman,
                                             Personal Representative


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